Filed by ClearBridge American Energy MLP Fund Inc. (File No. 811-22805)

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934,

as amended. This communication is not intended to, and

shall not, constitute an offer to purchase or sell securities.

Subject Company:

ClearBridge American Energy MLP Fund Inc. (File No. 811-22805)

ClearBridge American Energy MLP Fund Inc. and ClearBridge Energy MLP Opportunity Fund Inc.

Announce Board Approval of Proposed Merger Plan; ClearBridge Energy MLP Opportunity Fund Inc.

Announces Board Approval of Changes to Name and Investment Policies

New York – (Business Wire) – May 29, 2018. ClearBridge American Energy MLP Fund Inc. (NYSE: CBA) and ClearBridge Energy MLP Opportunity Fund Inc. (NYSE: EMO) today announced approval by each Fund’s Board of Directors of a proposal to merge CBA with and into EMO, subject to approval by the stockholders of each Fund. If the proposed merger is approved by the stockholders of each Fund, (i) common stockholders of CBA would receive common stock of EMO, based on each Fund’s respective net asset value per share and (ii) holders of CBA’s mandatory redeemable preferred stock (the “CBA MRPS”) would receive shares of mandatory redeemable preferred stock of EMO in the same number and with terms identical to their CBA MRPS. In lieu of issuing fractional shares of common stock, EMO will pay cash to each former common stockholder of CBA in an amount equal to the value of the fractional shares of CBA common stock that the investor would otherwise have received in the merger. If approved by stockholders, the merger is anticipated to occur during the fourth quarter of 2018.

Management and each Fund’s Board of Directors believe it is in the best interests of stockholders to merge CBA with and into EMO in part because the combined Fund may benefit from economies of scale, as one set of fixed expenses would be spread over a larger asset base, as well as from the possibility of enhanced market liquidity and improved market price trading relative to NAV. The Merger will also result in a more streamlined product offering, allowing for more focused marketing and stockholder servicing efforts. Management and the Fund’s investment adviser do not anticipate any material portfolio turnover as a result of the proposed merger. The merger is expected to qualify as a tax-free reorganization for federal income tax purposes.

EMO Name and Policy Change: EMO also today announced approval by its Board of Directors of a change to its name from “ClearBridge Energy MLP Opportunity Fund Inc.” to “ClearBridge Energy Midstream Opportunity Fund Inc.” and, relatedly, an amendment of EMO’s 80% policy from investing at least 80% of its managed assets in master limited partnerships (“MLPs”) in the energy sector to investing at least 80% of its managed assets in energy midstream entities including entities structured as both partnerships and corporations.

The name and investment policy change should allow additional investment flexibility by including midstream C corporations in EMO’s current 80% policy. Management does not anticipate any material change in the portfolio construction in the near term because of this policy change. EMO will implement the name and investment policy changes concurrently with the merger, although such changes are not required to be approved by stockholders and will be implemented whether or not the merger is approved.

In connection with the proposal to merge CBA with and into EMO, the Funds intend to file a combined proxy statement and prospectus with the Securities and Exchange Commission (“SEC”). Investors and stockholders are advised to read the proxy statement and prospectus when it becomes available because it will contain important information. When filed with the SEC, the proxy statement and prospectus and other documents filed by the Funds will be available free of charge at the SEC’s website, http://www.sec.gov. Stockholders can also obtain copies of these documents, when available, for free by calling the Funds at 1-888-777-0102. Hard copies of the Fund’s complete audited financial statements are available free of charge upon request.

CBA and EMO, their directors and executive officers and investment adviser, members of their management and employees may be deemed to be participants in the solicitation of proxies from the Funds’ stockholders in connection with the proposed merger. Information concerning the interests of the participants in the solicitation will be set forth in the proxy statement and prospectus to be filed with the SEC and will be set forth in the stockholder reports of the Funds on Form N-CSR to be filed with the SEC.